Exhibit 77Q3(a)
Evaluation of disclosure controls and procedures:

As of February 28, 2003, an evaluation was performed by the disclosure committee of Petroleum and Resources
Corporation (the Corporation), which includes the principal executive officer (PEO), the principal financial officer (PFO), and the General Counsel, of the effectiveness of the Corporations disclosure controls and procedures. Based on that evaluation, the Corporations disclosure committee, including the PEO and PFO, concluded that, as of February 28, 2003, the Corporations disclosure controls and procedures were reasonably designed to ensure that material information relating to the Corporation is made known to the PEO and PFO. There have been no significant changes in the Corporations design or operation of internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.